REG TECHNOLOGIES INC.

Suite 240 – 1170 Hammersmith Way

Richmond, BC  V7A 5E9

Tel:  604.278-5996

Fax:  604.278.3409

April 1, 2011

MANAGEMENT DISCUSSION & ANALYSIS

This  discussion  and  analysis  should  be  read  in  conjunction  with  our  interim  consolidated  financial statements  and  related  notes  thereto  for  the  nine  months  ended  January  31,  2011,  as  well  as  our  audited financial  statements  and  accompanying  Management’s  Discussion  &  Analysis  for  the  year  ended  April

30,   2010,   which   have   been   prepared   in   accordance   with   Canadian   generally   accepted   accounting

principles.    All  amounts  in  the  financial  statements  and  this  discussion  and  analysis  are  expressed  in

Canadian dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements  contained in this MD&A using the terms “may”, “expects to”, “projects”, “estimates”,

“plans”,  and  other  terms  denoting  future  possibilities,  including  our  expectations  and  objectives,  are forward-looking  statements  in  respect  to  various  issues  including  upcoming  events  based  upon  current expectations,  which  involve  risks  and  uncertainties  that  could  cause  actual  outcomes  and  results  to  differ

materially.   These  statements  reflect  the  current  views  of  management  with  respect  to  future  events  and

are  subject  to  risks,  uncertainties  and  other  factors.    Our  actual  results,  performance  or  achievements

could   differ   materially   from   those   expressed   in,   or   implied   by,   these   forward-looking   statements,

including those described in  our financial statements,  Management’s Discussion & Analysis and Material

Change  Reports  filed  with  the  Canadian  Securities  Administrators.   Accordingly,  no  assurances  can  be

given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that we will derive therefrom.

All  subsequent  forward-looking  statements,  whether  written  or  oral,  attributable  to  our  company  or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

Overview

We are a development stage company engaged in the business of developing and commercially exploiting an  improved  axial  vane-type  rotary  engine  known  as  the  RadMax™  rotary  technology  (the  “Technology”

or the “RadMax Engine”), used in the design of lightweight and high efficiency engines, compressors and pumps.  Since  no  marketable  product  has  yet  been  developed,  we  have  not  received  any  revenues  from operations.

We  are  a  reporting  issuer  in  British  Columbia  and  Alberta  and  trade  on  the  TSX  Venture  Exchange  (the

(“TSX.V”) under the symbol “RRE”.  We are also listed on the OTC BB under the symbol “REGRF”.

In  July,  2010  we  incorporated  our  wholly  owned  subsidiary  Minewest  Gold  and  Silver  Corp.  Inc.

(“Minewest”),  a  private  company  incorporated  in  British  Columbia  for  the  purpose  of  acquiring  and exploring mineral properties.

The  worldwide  marketing  and  intellectual  rights  to  the  Technology,  other  than  in  the  US,  are  held  by  us

and   REGI   owns   the   US   marketing   and   intellectual   rights.     We   own   4.5   million   shares   of   REGI,

representing a 16% interest.  We have a project cost sharing agreement with REGI whereby we each fund

50% of the costs of developing the Technology.

Based  upon  testing  work  performed  by  independent  organizations  on  prototype  models,  we  believe  that the  RadMax  Engine  holds  significant  potential  in  a  number  of  other  applications  ranging  from  small

stationary   equipment   to   automobiles   and   aircraft.   In   additional   to   its   potential   use   as   an   internal

combustion  engine,  the  RadMax  Engine design  is  being  employed in  the  development  of  several  types  of

compressors,  pumps,  expanders  and  other  applications.   The  mechanism  can  be  scaled  to  match  virtually

any size requirement.

To  date,  several  prototypes  of  the  RadMax  Engine  have  been  tested  and  additional  development  and

testing   work   is   continuing.     We   believe   that   such   development   and   testing   will   continue   until   a

commercially  feasible  design  is  perfected.    There  is  no  assurance  at  this  time,  however,  that  such  a

commercially  feasible  design  will  ever  be  perfected,  or  if  it  is,  that  it  will  become  profitable.    If  a

commercially  feasible  design  is  perfected,  we  do,  however,  expect  to  derive  revenues  from  licensing  the

Technology, regardless of  whether actual commercial production is ever achieved.   There is  no assurance

at  this  time,  however,  that  revenues  will  ever  be  received  from  licensing  the  Technology,  even  if  it  does prove to be commercially feasible.

Based  on  the  market  potential,  we  believe  the  RadMax  Engine  is  well  suited  for  application  to  internal combustion engines, pumps, compressors and expansion engines.

The  RadMax  Engine  must  be  technologically  superior  to  other  engines  that  competitors  offer  and  must

have  a  competitive  price/performance  ratio  to  adequately  penetrate  its  potential  markets.   A  number  of

rotary  engines  have  been  designed  over  the  past  80  years  but  only  one,  the  Wankel,  has  been  able  to achieve mechanical practicality and any significant market acceptance.

We  have  tested  the  RadMax  Engine  technology  for  interested  customers.   To  date,  we  have  granted  an

option  for  a  license  for  certain  applications  to  a  Fortune  1000  company,  which  has  evaluated  the

RadMaxEngine  design  and  assisted  in  the  development  and  testing  at  no  cost  to  us.  On  December  31,

2010 the option agreement expired without exercise.

Products and Projects

RadMax™ Engine

Based   on   a   review   of   published   industry   literature   by   our   thermodymanics   engineer,   Dr.   Allen

MacKnight,  PhD.,  we  believe  that  the  RadMax  Engine  could  achieve  improved  fuel  consumption  when

compared   to   gasoline   and   turbine   engines.     Specifically,   a   given   volume   of   diesel   fuel   contains

approximately   30%   more   energy   that   the   same   volume   of   gasoline   and   diesel   engines   consume

approximately  0.4  pounds  of  fuel  for  every  horsepower hour.   As  a  point  of  reference,  all  turbine  engines

consume approximately 0.8 pounds of fuel for every horsepower hour.

To  bring  the  RadMax  Engine  from  concept  to  reality,  a  number  of  milestones,  or  steps,  are  required  for

ultimate  qualification.    These  start  with  concept  drawings  and  presentations,  and  lead  to  testing  by independent agencies to validate the emissions, horsepower, and other critical metrics.

Together with REGI, we have been working with a Fortune 1000 company since April 2008 in evaluating

and   considering   technical   solutions   in   developing   the   RadMax   Engine   application   based   on   a

specification  of  its  industry  partner.   Under  the  terms  of  a  confidentiality  agreement,  we  are  prohibited from publishing the name of the partner or discussing the partner’s specific application.

The  agreement  gives  the  Fortune  1000  company  an  option  for  90  days  after  the  completion  of  the evaluation period to enter into a letter of intent for exclusive commercial and military markets. They have a  period  of  12  months  after  completion  of  the  evaluation  period  to  enter  into  a  letter  of  intent  for  a  non-

exclusive  license  for  the  RadMax  Engine  for  certain  commercial  and  military  markets.  This  agreement expired on December 31, 2010.

We  retained  Belcan  Engineering  Services  of  Phoenix,  AZ  to  review  the  Fortune  1000  diesel  engine design  before  production  of  the  prototype,  which  review  was  to  help  to  ensure  a  streamlined  and  timely

fabrication  process.   Following  the  design  review,  the  next  step  will  be  to  fabricate  RadMax  Engine  parts

and assemblies, validate assembly  operations, and conduct component, assembly, and system tests.   After

multiple   technical   meetings   with   Belcan   Engineering   Services,   the   following   results   have   been

accomplished:

*     familiarization   with   the   RadMax   Engine   baseline   design,   including   mechanical   operation,

friction;

*     contributors and sealing approach;

*     shared understanding of the vane actuation system;

*     determination of vane loads in compressor and engine applications;

*     preliminary evaluation of thermodynamics and determination of potential hot spots;

*     evaluation of compression ratio, and recommendations for design modifications; and

*     assessment of all bearings – main bearings which control all rotating components, linear bearings which  control  the  vane  actuators,  and  journal  bearings  which  facilitate  wheel  operations  on  the fixed stators.

Belcan’s   technical   assignment   was   to   optimize   the   design   of   the   diesel   engine   application   which

comprises  the  vanes,  push  rods,  and  a  lift  block  that  interface  with  a  stator.   The  review  of  the  RadMax

Engine   thermodynamics   and   vane-actuation   systems   were   performed   first.     All   recommendations

resulting   from   these   reviews   were   evaluated   and   changes   into   the   RadMax   Engine   baseline   were

incorporated as appropriate.

The  design  review  covered  thermodynamic  engineering  work,  material  selections,  sealing  solutions,

component geometry, mechanical integration, operating limitations and a vital assembly review.

The   resultant   thermodynamics   report   included   recommendations   for   RadMax   Engine   materials,

thicknesses,  tolerances,  and  coatings.   One  specific  recommendation  is  to  fabricate  the  cam  using  lighter weight materials to take advantage of its improved thermal conductivity.

In June 2010, REGI met with representatives of the Fortune 1000 company and conducted a review of the engine  analysis,  design,  and  fabrication  plans.  At  the  completion  of  the  review,  we  announced  that  the design  review  indicates  the  acceptance  of  the  demonstration  RadMax  Engine,  subject  to  a  few  minor action  items  that  have  since  been  resolved.  The  objective  of  the  review  was  to  obtain  approval  to commence  fabrication  of  the  demonstration  diesel  engine.  A  revised  drawing  package  and  computer models of the updated components were submitted to the Fortune 1000 Company for final review.

On  August  12,  2010,  following  two  years  of  technical  assessments  and  design  reviews,  the  engineering team  confirmed  that  the  RadMax  Engine  engineering  drawings  were  complete,  additional  technical reviews  were  not  necessary  and  we  would  proceed  with  building  the  RadMax  demonstration  prototype.

Commercial  item  procurement,  parts  fabrication  and  preparation  for  prototype  testing  are  underway.  Our target  is  to  complete  prototype  fabrication  and  start  initial  testing  early  2011  after  completion  of  our planned financing.  This event represents the completion of another significant milestone.

After  completion  of  our  Request  for  Proposals  to  three  pre-qualified  bidders  to  provide  a  fixed-price

quotation   we   selected   Path   Technologies   Inc.   (“Path   Tech”),   of  Painesville,   Ohio,   to   fabricate   the

prototype  RadMax  Engine.  Upon  the  commencement  of  the  fabrication  stage,  we  will  integrate  those parts, along with other commercial items (fuel injection, for example) to produce the prototype engine.

In  February,  2011,  we  paid  Path  Technologies   for  the  purchase  order  to  commence  fabrication  to

complete the cam and actuator for the RadMax™ demonstration diesel engine model.

On March 8, 2011 we provided a fabrication progress report of the RadMax™ assembly via news release,

reporting the initial fabrication progress is as follows:

*    All specified material has been ordered

*    All connecting tubes have been final machined to their outside and inside geometric tolerances

*     The connecting tubes have been masked for subcontracted flame spray plating services

*    Each of the 24 vane blocks have been trued, which means three axis sides are perfectly parallel to their opposite sides and perpendicular to each other

*    The outside dimensions of the vane portion has been fabricated in a wire EDM Process

Following  completion  of  the  vanes,  flame  spray  plating  of  the  connecting  tubes,  fabrication  of  the  apex seals,  wheel  assemblies,  and  attaching  parts,  the  actuator  components  will  be  ready  for  sub  component testing.

Next  components  planned for  fabrication  are  the  cam  assemblies,  rotor  assemblies,  stator  assemblies,  and

enclosure   assemblies.   Following   each   of   these   fabrications   the   components   will   be   tested.   Upon

successful  testing  of  the  components  the  entire  RadMax™  engine  will  be  prepared  for  friction  testing,

lubrication flow testing, cooling flow testing, and compression testing.

Upon  successful  completion  of  the  entirety  of  tests  performed  on  the  RadMax™  engine,  fuel  and  engine certification tests will be conducted by an independent recognized facility.

RadMax™ Pump

We  actively  pursued  the  development  of  the  RadMax™  Pump  from  early  2007  until  March  2008.   From

September  2007  until  March  2008,  we  worked  with  an  industry  partner  in  the  water  pump  industry.  The partner  evaluated  the  pump  as  a  potential  new  product  offering  as  part  of  its  fire  engine  chemical

dispersant  product  line.   The  evaluation  and  test  period ended  when  the  partner  had a  change  in  its  senior

management and their leading advocate left the company.   Until there is further interest established in the

RadMax™ Pump by an end user, no further work is anticipated.

RadMax Compressor

We  then  focused  our  technical  resources  on  validating  the  seals  for  a  compressor  application,  leading towards the technology incorporation in the RadMax Engine.

In  February  2009  the  pump  was  set  up  in  our  Richmond,  B.C.  laboratory,  for  demonstration  to  interested

parties.   It  is  a  fully  functional  prototype  capable  of  pumping  twice  its  internal  volume  every  revolution.

Future  development  would  take  the  form  of  customization  based  on  interest  from  another  industry

partner.   Commercialization  requires  tooling  to  significantly  reduce  the  cost  of  the  pump  in  a  production environment.

We actively pursued the development of high pressure metal seals using the RadMax™ Compressor from

July  2007  until  September  2007.  The  technical  concept  of  high  pressure  metal  seals  was  validated  in  a

prototype  compressor  test  bed  that  was  fabricated  from  residual  hardware.    There  was  no  immediate

interest by  an industry  partner to enter intoa joint development of the RadMax™ Compressor. Until there is  further  interest  established  in  the  RadMax™  Compressor  by  an  end  user,  no  further  work  will  be conducted.

Summary of Quarterly Results

The following is a summary of our financial results of eight of our most recently completed quarters:

Three

Three

Three

Three

Three

Three

Three

Three

months      months

months

months

Months

Months

Months

months

Description

ended

ended

ended

ended

ended

ended

ended

ended

Jan.31,      Oct. 31,      July 31,      April 30,      Jan. 31,

Oct. 31,

July 31,

April 30,

2011

2010

2010

2010

2010

2009

2009

2009

$

$

$

$

$

$

$

$

Net Revenues

0

0

0

0

0

0

0

0

Income or

    loss before

    other items

Total

(117,920)

(92,486)

(99,643)      (177,367)      (185,081)      (167,292)      (159,926)

(207,812)

Per share

(0.00)

(0.00)

(0.00)

(0.02)

(0.004)

(0.006)

(0.00)

(0.02)

Net loss for

    period

Total

(117,920)

(23,502)

(61,898)      (113,407)      (105,852)      (157,669)

(77,974)

23,512

Per share

(0.00)

(0.00)

(0.00)

(0.02)

(0.004)

(0.006)

(0.00)

(0.00)

As we are in a development stage company, variances by quarter reflect overall corporate activity  and are also  impacted  by  factors  which  are  not  recurring  each  quarter,  such  as  research  and  development  costs and financing costs.

The  fluctuations  in  net  loss  are  mainly  due  to  the  difficulties  faced  by  small  companies  when  it  comes  to

raising  funds  in  the  current  economic  climate.     When  a  financing  is  completed,  expenditures  rise,

increasing the net loss.  As those funds are allocated, expenditures decline, reducing the net loss.

Results of Operations

We incurred a net loss of $187,409 for the nine months ended January 31, 2011, compared to a net loss of

$  for  the  nine  months  ended  January  31,  2010.   Significant  changes  from  the  first  nine  months  in  fiscal

2010 to the first nine months in fiscal 2011 are as follows:

*     In  2011  we  had  a  convertible  debenture  of  principal  amount  of  $50,000.  Interest  of  $6,999  was recorded  on  the  loan  during  the  period,  while  we  did  not  have  such  debt  or  related  interest expense in 2010;

*     We  decreased  shareholder  communication  expenses  from  $51,844  in  2010  to  $18,688  in  2011 due  to  our  continued  search  for  efficient  channels  for  shareholder  communication  during  the weak world economy;

*     From  the  first  nine  months  of  2010  to  the  same  period  in  2011  office  expenses  decreased  from

$44,051   to   $18,488,   professional   fees   decreased   from   $80,347   to   $50,321,   rent   and   utility

decreased  from  $27,562  to  $12,229,  wages  and  benefit  decreased  from  $21,616  to  $17,833,  all due to our effort to streamline our operations and share costs with our associated companies;

*     Research  and  development  expenses   decreased  from  $98,200  to  $65,040,  because   we   have

reached  a  stage  where  one  of  the  research  members’  work  is  not  required  in  2011  as  much  as  in

2010;

*     In  2010  we  had  stock  based  compensation  for  options  granted  of  $31,987;  in  2011  has  stock based compensation of $20,296.

Management  and  director  fees  increased  from  $39,150  in  2010  to  $49,221  in  2011  and  consulting  fees increased  from  $13,965  in  2010  to  $25,553,  as  a  result  of  these  types  of  services  provided  by  the  new subsidiary Minewest we creased in 2011.

In  2010  we  recognized  a  gain  of  $26,689  on  private  sale  of  our  REGI  shares  when  the  shares  were transferred to the purchasers; in 2011 we recognized the same gain of $39,542.

In  addition,  in  the  first  nine  months  of  both  2010  and  2011  we  recognized  unrealized  gain  on  warrants issued  with  our  private  sales  of  our  REGI  shares  as  a  result  of  the  warrant  fair  value  calculation  using

Black-Scholes option pricing model, with $144,115 in 2010 and $78,334 in 2011. The gains were realized when warrants expired.

Liquidity and Capital Resources

As  of  January  31,  2011  we  had  a  cash  position  of  $144,168,  compared  to  $364  as  at  the  year  ended  April

30,  2010,  representing  a  significant  increase  of  $143,804.  As  at  January  31,  2011,  we  had  a  working capital of $295,029, compared to a working capital of $219,216 as at April 30, 2010.

During  the  nine  month  period  ended  January  31,  2011  we  issued  a  convertible  debenture  for  $50,000,

which  bears  interest  at  8%  per  annum,  payable  monthly,  is  unsecured  and  due  on  June  1,  2011.    The

unpaid  amount  of  principal  can  be  converted  at  any  time  at  the  holder’s  option  into  common  shares  at  a

price  of  $0.20  per  share.   We  have  the  option  to  repay  the  principal  and  accrued  interest  before  the  due date with 30 days advance notice.

During  the  nine  month  period  ended  January  31,  2011,  we  issued  460,929  common  shares  for  gross proceeds of $92,186 for warrants exercised at $0.20 per share.

During  the  nine  months  ended  January  31,  2011  we  raised  $266,686  from  sale  of  our  private  placement subscriptions and our wholly  owned subsidiary  Minewest raised $207,500 from sale of subscription of its common shares.

We  are  owed  $842,081  by  REGI,  which  receivable  relates  to  REGI’s  50%  share  of  recent  project  costs for the RadMax Engine pursuant to the project cost sharing agreement.  REGI currently lacks the liquidity to fund its share of the costs.

During the year ended April 30, 2010, we financed our operations by  way  of share subscriptions pursuant

to  private  placements  for  total  net  proceeds  of  $375,786.   We  also  received  proceeds  of  $240,395  from

the sale of shares of REGI, representing a gain of $142,815.

We   are   still   in   the   development   stage   of   our   business   and   expect   to   continue   with   research   and

development  activities  for  the  near  future.   We  do  not  expect  to  generate  significant  revenues  in  the  near future  and  will  have  to  continue  to  rely  upon  the  sale  of  equity  securities  to  raise  capital  or  shareholder

loans.   Fluctuations  in  our  share  price  may  affect  our  ability  to  obtain  future  financing  and  the  rate  of dilution to existing shareholders.

We  have  no  funding  commitments  or  arrangements  for  additional  financing  at  this  time  and  there  is  no

assurance  that  we  will  be  able  to  obtain  any  additional  financing  on  terms  acceptable  to  us,  if  at  all.   Any

additional  funds  raised  will  be  used  for  general  and  administrative  expenses,  and  to  continue  with  our

research  and  development  activities.    The  quantity  of  funds  to  be  raised  and  the  terms  of  any  equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

We estimate that we will require approximately $250,000 to fund our general and administrative expenses

for  the  next  twelve  months.   We  will  also  require  approximately  $250,000  to  fund  our  share  of  the  costs for  the  RadMax  Engine,  being  the  master  design  integrator,  prototype  fabrication  and  labour  expense.

The  quantity  of  funds  to  be  raised  and  the  terms  of  any  equity  financing  that  may  be  undertaken  will  be negotiated by management as opportunities to raise funds arise.

On  February  24,  2011  we  issued  1,994,333  units  of  private  placement  at  $0.15  per  unit  at  $0.15  per  unit consisting  of  one  common  share  of  the  Company  and  one  share  purchase  warrant  entitling  the  holder  to purchase  one  additional  share  of  common  stock  at  a  price  of  $0.20  for  one  year  from  February  24,  2011,

$174,500  of  the  proceeds  was  received  by  January  31,  2011  and  the  remaining  $125,500  received  after

January 31, 2011.

Transactions with Related Parties

During   the   nine   month   period   ended   January   31,   2011   and   2010,   we   entered   into   the   following

transactions with related parties:

*     At January 31, 2011, the Company is owed an aggregate of $Nil (April 30, 2010 - $28,455)

by related parties and owed an aggregate of $239,394 (April 30, 2010 - $146,741) to related

parties.   The amounts owed are unsecured, non-interest bearing and due on demand.   These

parties   are   companies   that   the   President   of   the   Company   controls   or   significantly

influences.

*     During  the  nine  month  period  ended  January  31,  2011,  rent  of  $12,229  (2010  -  $27,562)

incurred with a company having common officers and directors.

*     During  the  nine  month  period  ended  January  31,  2011,  management  fees  of  $22,500  (2010

- $22,500) were accrued to a company having common officers and directors in accordance with  the  management  agreement  dated  May  1,  2007.  As  at  January  31,  2011  an  aggregate

balance   of   $27,724   was   owed   to   this   related   party   by   Rand   and   the   Company.   On

December  1,  2010  the  management  agreement  was  amended  whereby  the  related  party agrees  to  accrue  the  $5,000  per  month  management  fees,  but  not  to  be  paid  until  the

Company  is  sufficiently  funded  for  operations  and  not  to  charge  interest  on  outstanding balances.

*     During  the  nine  month  period  ended  January  31,  2011,  research  and  development  costs  of

$65,040 (2010 - $98,200) were paid to a company having common officers and directors.

*     During  the  nine  month  period  ended  January  31,  2011,  administrative  and  management fees,  included  in  miscellaneous  office  expenses,  of  $9,509  (2010  -  $20,250)  and  directors’

fees of $9,000 (2010 - $9,000) were paid to officers, directors and companies controlled by officers and directors for services rendered.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.  Amounts due from related parties are unsecured, non-interest bearing and due on demand.

At January 31, 2011, the Company is owed $nil (April 30, 2010 - $28,455) by related parties and owed an

aggregate  of  $239,394  (April  30,  2010  -  $146,741)  to  related  parties.   The  amounts  owed  are  unsecured,

non-interest  bearing  and  due  on  demand.   These  parties  are  companies  that  the  President  of  the  Company controls or significantly influences.

Significant Recent Developments

Spin Off of 50% Interest in Silverknife Claims to Subsidiary

On August 9th, 2010 we announced that we intended to spin off our 50% interest in the Silverknife claims,

located  in  Liard  Mining  Division,  BC,  to  a  newly  created  subsidiary,  Minewest  Silver  and  Gold  Inc.

(“Minewest”).    Minewest  will  prepare  a  geological  report  on  the  Silverknife  claims.    Pursuant  to  an

agreement  between  our  company  and  Minewest  we  will  perform  a  $150,000  work  program  in  the  first

year  and  a  $250,000  work  program  in  the  second  year.    As  consideration  for  the  50%  interest  in  the

Silverknife  claims,  Minewest  will  issue  up  to  8,000,000  common  shares  to  our  company  and  we  will

retain  a  5%  net  profit  return.   We  plan  to  distribute  the  Minewest  shares  to  our  shareholders  on  a  7  to  1 basis as of a record date of August 27th, 2010.

We  advised  that  negotiations  were  underway  to  acquire  the  additional  50%  interest  in  the  Silverknife

claims.   Minewest  intends  to  raise  $250,000,  of  which  $150,000  will  be  flow-through  shares  to  be  spent on exploration, including drilling the known silver, lead and zinc targets, which were identified in a 3,000 foot drilling program completed in 1985.

Subsequently,  we  announced  that  we  were  extending  the  record  date  and  distribution  of  the  Minewest shares  as  a  result  of  a  letter  received  from  Barry  Price,  who  is  associated  with  Rapitan  Resources  Inc.

(“Rapitan”),  one  of  the  optionors  of  the  Silverknife  claims.  In  his  letter  Mr.  Price  alleges  that  we  do  not hold an interest in the claims because the work required to earn the interest was not completed by January

1,  1985.    However,  we  assert  that  an  amended  agreement  was  signed  by  all  parties  extending  the completion of the work program to January 1, 1986, which work program was completed before that date.

On  December  21,  2010,  we  announced  that  we  signed  an  agreement  dated  December  16,  2010  with

Rapitan,   wherein   both   parties   confirm   that   there   are   no   further   disputes   regarding   ownership   of

Silverknife claims 1 and 2 and Rapitan sold its 25% interest in the Silverknife property  to Minewest, who will  consequently  own  70%  work  interest  in  the  Silvernife  Claims  1  and  2,  subject  to  a  10%  net  smelter return.

In  February,  2011  we  completed  our  43-101  report  which  result  was  announced  in  our  news  release.  A proposed Phase I exploration program consisting of a desk study followed by a series of on-the-ground

Property boundary and drill collar location surveys, followed by geophysics and diamond drilling with a recommended budget of $358,700 is recommended for the Silverknife Property.

On  February  15,  2011  our  directors  declared  a  distribution  of  Minewest  Silver  &  Gold  Inc.  shares  on  a  7 to 1 basis as of the previous record date February 15, 2011 to be extended to February 28th, 2011.

Directors and Officers

Our Board of Directors is as follows:

John Robertson

Jennifer Lorette

Suzanne Robertson

James Vandeberg

Robert Grisar

Our officers are:

John Robertson

President, Chief Executive Officer and Corporate Secretary

James Vandeberg

Chief Financial Officer

Share Capital

Our  authorized  capital  consists  of  65,000,000  shares,  consisting  of  50,000,000  common  shares  without par  value,  10,000,000  preferred  shares  with  a  par  value  of  $1.00  per  share  and  5,000,000  Class  "A"  non-

voting  shares  without  par value.   Of  the  50,000,000  common  shares  without  par  value,  28,830,785  shares

(excluding the 217,422 shares owned by Rand) were outstanding as of the date of this report. There are no

Preferred or Class "A" Shares currently outstanding.

During  the  nine  months  ended  January   31,  2011,  we  issued   460,929  common  shares   for  warrants

exercised at $0.20 per share.

The  following  is  a  summary  of  the  stock  options  and  share  purchase  warrants  outstanding  as  at  January

31, 2011:

Stock options:

Expiry Date

Exercise

Number

Remaining

price

of options

contractual life

(years)

$

August 1, 2013

0.40

400,000

2.51

April 22, 2014

0.21

375,000

3.23

April 19, 2015

0.21

50,000

4.22

October 21, 2015

0.14

750,000

4.72

Options Outstanding

1,575,000

Options Exercisable

393,570

Share purchase warrants:

Expiry Date

Exercise

Number

price

of warrants

$

July 26, 2011

0.20

551,667

September 24, 2011

0.20

1,643,333

Warrants Outstanding

2,195,000

Changes in Accounting Policies

The unaudited interim consolidated financial statements for the nine months ended January 31, 2011 have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information  using  the  same  accounting  policies  and  methods  of  application  as  the  audited  consolidated financial statements of the Company for the year ended April 30, 2010.

IFRS Implementation Plan

We   have   commenced   the   development   of  an   International   Financial   Reporting   Standards   (“IFRS”)

implementation  plan  to  prepare  for  this  transition,  and  are  currently  in  the  process  of  analyzing  the  key

areas  where  changes  to  current  accounting  policies  may  be  required.   While  an  analysis  will  be  required

for all current accounting policies, the initial key areas of assessment will include:

*     Exploration and development expenditures;

*     Property and equipment (measurement and valuation);

*     Stock-based compensation;

*     Accounting for income taxes; and

*     First-time adoption of International Financial Reporting Standards (IFRS 1).

As  the  analysis  of  each  of  the  key  areas  progresses,  other  elements  of  our  IFRS  implementation  plan  will

also   be   addressed,   including:   the   implication   of  changes   to   accounting   policies   and   processes   and

financial  statement  note  disclosure.   The  table  below  summarizes  the  expected  timing  of  activities  related to our transition to IFRS:

Initial  analysis  of  key  areas  for  which  changes  to  accounting  policies

In progress now

may be required

Detailed  analysis  of  all  relevant  IFRS  requirements  and  identification  of

In progress now

areas   requiring   accounting   policy   changes   or   those   with   accounting

policy alternatives

Assessment    of    first-time    adoption    (IFRS    1)    requirements    and

In progress now

alternatives

Final  determination  of  changes  to  accounting  policies  and  choices  to  be

In discussion with auditors

made with respect to first-time adoption alternatives

Resolution   of   the   accounting   policy   change   implications   on   the

In analysis

accounting processes

Quantification    of    the    financial    statement    impact    of    changes    in

In analysis

accounting policies

Approval

Our  Board  of  Directors  have  approved  the  disclosures  in  this  MD&A.    A  copy  of  this  MD&A  will  be

provided to anyone who requests it.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.